FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Filing or Application of Lawsuit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 25, 2008	By:	/s/ NamJu Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Item 1

Filing or Application of Lawsuit

1. Type of Lawsuit	To confirm the nonexistence of Annual General Meeting of Shareholders.
2. Plaintiff · Applicant	Liveplex Co., Ltd
3. Details of Claim
To confirm the newly elected director Seong-Hoon Joo, Yong-Seo Choi, Hyung-Cheol Kim, Beom-Soo Seo, Young-Bong Yoon and Young-Hwan Choi from the Annual General Meeting of Shareholders on March 28, 2008, cannot be agreed and Seong-Hoon Joo, Young-Bong Yoon, Young-Hwan Choi, Beom-Soo Seo elected as an Audit Committed Member also cannot be agreed upon.

4. Competent Court	Seoul Central District Court
5. Proposed Action Plan	Plans to respond to the counsel
6. Date of Filing of Lawsuit	04/15/2008
7. Date Confirmed	04/25/2008

 8. Others